UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549
                   _____________________________

                           SCHEDULE 13D
                          (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                             13d-1(a)
         AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                        (Amendment No. 7)*

                       United Resources Inc.
       -----------------------------------------------------
                         (Name of issuer)

                    Common Stock, no par value
       -----------------------------------------------------
                  (Title of class of securities)

                            0009131901
       -----------------------------------------------------
                          (CUSIP Number)

                          Joseph V. Boyle
                 Lyonnaise American Holding, Inc.
                    2000 First State Boulevard
                  Wilmington, Delaware 19804-0508

                          with a copy to:
                      Piper & Marbury L.L.P.
                    1251 Avenue of the Americas
                Attention: Garry P. McCormack, Esq.
                   New York, New York 10020-1104
                           212-835-6210
           ---------------------------------------------
     (Name, address and telephone number of person authorized to receive notices and communications)

                          August 18, 1999
       -----------------------------------------------------
      (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.
Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  0009131901             13D

---------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Lyonnaise American Holding, Inc.
    IRS Identification No. 36-3140269
---------------------------------------------------------------------------
---------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a) |_|
           (b) |_|
---------------------------------------------------------------------------
---------------------------------------------------------------------------
3   SEC USE ONLY
---------------------------------------------------------------------------
---------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    SC; OO
---------------------------------------------------------------------------
---------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)    |_|
---------------------------------------------------------------------------
---------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
---------------------------------------------------------------------------
             --------------------------------------------------------------
             7   SOLE VOTING POWER

 NUMBER OF       11,687,024.22

             --------------------------------------------------------------
             --------------------------------------------------------------
   SHARES    8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY       -0-
             --------------------------------------------------------------
             --------------------------------------------------------------
    EACH     9   SOLE DISPOSITIVE POWER
 REPORTING
   PERSON        11,687,024.22
             --------------------------------------------------------------
             --------------------------------------------------------------
    WITH     10  SHARED DISPOSITIVE POWER

                 -0-
             --------------------------------------------------------------
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,687,024.22
---------------------------------------------------------------------------
---------------------------------------------------------------------------
12   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW  (11)  EXCLUDES  CERTAIN
     SHARES*


---------------------------------------------------------------------------
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     30.1%
---------------------------------------------------------------------------
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC; CO
---------------------------------------------------------------------------
                *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  0009131901             13D

---------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Suez Lyonnaise des Eaux
---------------------------------------------------------------------------
---------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a) |_|
           (b) |_|
---------------------------------------------------------------------------
---------------------------------------------------------------------------
3   SEC USE ONLY
---------------------------------------------------------------------------
---------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    SC; OO
---------------------------------------------------------------------------
---------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)    |_|
---------------------------------------------------------------------------
---------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    France
---------------------------------------------------------------------------
             --------------------------------------------------------------
             7   SOLE VOTING POWER

 NUMBER OF       11,687,024.22

             --------------------------------------------------------------
             --------------------------------------------------------------
   SHARES    8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY       -0-
             --------------------------------------------------------------
             --------------------------------------------------------------
    EACH     9   SOLE DISPOSITIVE POWER
 REPORTING
   PERSON        11,687,024.22
             --------------------------------------------------------------
             --------------------------------------------------------------
    WITH     10  SHARED DISPOSITIVE POWER

                 -0-
             --------------------------------------------------------------
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,687,024.22
---------------------------------------------------------------------------
---------------------------------------------------------------------------
12   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW  (11)  EXCLUDES  CERTAIN
     SHARES*


---------------------------------------------------------------------------
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     30.1%
---------------------------------------------------------------------------
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC; CO
---------------------------------------------------------------------------
                *SEE INSTRUCTIONS BEFORE FILLING OUT!

This   Amendment  No.  7,  dated  August  18,  1999,   amends  and
supplements the Schedule 3D (the "Schedule 13D") filed with the Securities and Exchange Commission on November 30, 1990, as amended and supplemented by Amendments No. 1, 2, 3, 4, 5 and 6 by Lyonnaise American Holding, Inc., a Delaware corporation ("LAH") and Suez Lyonnaise des Eaux (formerly Lyonnaise des Eaux), a French societe anonyme ("Lyonnaise"), and is filed to reflect information required by Rule 13d-2 under the Securities Exchange Act of 1934, as amended, with respect to the common stock, no par value (the "Common Stock"), of United Water Resources Inc., a New Jersey corporation (the "Issuer"). Unless otherwise defined herein, all capitalized terms used herein have the meanings ascribed to them in the Schedule 13D.

      The following amendment to Item 4 of the Schedule 13D is hereby made:

      ITEM 4.  PURPOSE OF TRANSACTION.

      Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

      LAH and Lyonnaise acquired the shares of Common Stock for investment purposes, although LAH and Lyonnaise analyze and review their strategic alternatives with respect to their investment in, and contractual and other relationships with, the Issuer on an ongoing basis.

      In their press release of August 18, 1999, LAH and Lyonnaise announced that they are engaged in discussions concerning a possible strategic transaction with the Issuer. Such discussions may lead to a transaction in which LAH and Lyonnaise, alone or through an entity in which they have an interest, may acquire additional securities of the Issuer or propose an extraordinary corporate transaction, such as a merger, recapitalization or reorganization of the Issuer. No assurance can be given that any such transaction will materialize.

      Any such decision regarding an increase of LAH's and Lyonnaise's interest in the Issuer will depend upon the outcome of the strategic discussions with the Issuer, general market and economic conditions affecting the Issuer, and other relevant factors. LAH and Lyonnaise reserve the right to change their plans and intentions as they deem appropriate and may in the future develop a plan or intention which relates to or would result in a transaction described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

      The following amendment to Item 7 of the Schedule 13D is hereby made:

      ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      Item 7 is amended and restated to read in its entirety as follows:

      A. Joint Filing Agreement (previously filed as Exhibit A to Amendment No. 3 to the Schedule 13D dated May 10, 1996)

      B. Governance Agreement (previously filed as Exhibit E to Amendment No. 1 to the Schedule 13D dated September 15, 1993)

      C.   Reporting Person press release, dated August 18, 1999.


                               Signature

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

      Dated: August 18, 1999

                                  LYONNAISE AMERICAN HOLDING, INC.

                                  By:  /s/ Joseph V. Boyle
                                  Name:Joseph V. Boyle
                                  Title:  Vice President - Finance

                                  SUEZ LYONNAISE DES EAUX

                                  By:  /s/ Jean Michel Brault
                                  Name:Jean Michel Brault
                                  Title:  Vice President